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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07007689

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hunting Party Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Washington Boulevard
(No. and Street)

PROCESSED
OCT 1 1 2007
THOMSON
FINANCIAL

Stamford (City) Connecticut (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Browne (212) 485-1540
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)



SEC MAIL PROCESSING SECTION
RECEIVED
SEP 1 7 2007
WASH, D.C.
200

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Kevin Browne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunting Party Securities, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

GENERAL SECURITIES PRINCIPAL

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G[illegible]9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTING PARTY SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

HUNTING PARTY SECURITIES, LTD.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Hunting Party Securities, Ltd.

We have audited the accompanying statement of financial condition of Hunting Party Securities, Ltd. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hunting Party Securities, Ltd. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company's ability to continue as a going concern depends on its ability to maintain adequate levels of working capital, which in turn is dependent on its ability to generate significant revenues and reduce cash outflows. Both the Company and its Parent are thinly capitalized. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 8. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
September 6, 2007

Affiliated Offices Worldwide 

HUNTING PARTY SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	6,016
Other assets		127,110
	$	133,126
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, authorized 10,000 shares, issued and outstanding 1 share		
Additional paid-in capital	$	543,855
Retained earnings		(410,729)
Total stockholder's equity		133,126
	$	133,126

See accompanying notes to financial statements.

HUNTING PARTY SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

Hunting Party Securities, Ltd. (the "Company"), organized under the laws of the State of Delaware as a Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (formerly National Association of Securities Dealers, Inc.). The Company engages primarily in private placements in Australian securities. The Company is a wholly-owned subsidiary of the Hunting Party Ltd. (the "Parent").

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company will clear its securities transactions on a fully disclosed basis through its clearing broker.

2. Summary of significant accounting policies

Private Placement and Consulting Fees

Private placement and consulting fees are recorded in accordance with the terms of the private placement agreements.

Investments, at fair value

Investments, at fair value consist of various options and warrants received in connection with private placements which are valued at fair value as determined by management.

Income Taxes

The Company files a consolidated income tax return with its Parent. The income tax benefit, including deferred income taxes (see Note 5), is determined as though the Company files stand-alone tax returns.

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of the Financial Industry Regulatory Authority (formerly NASD), is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2006, the Company's net capital was $6,016, which was $1,016 in excess of its minimum requirement of $5,000.

4. Related party transactions

The Company has an Administrative Services Agreement (the "Agreement") with its Parent. The Agreement requires the Parent to provide all services required by the Company to operate its business, including but not limited to, personnel, office facilities and services, office equipment and technology. The Company reimburses these expenses to the Parent as defined in the Agreement. The Agreement expires March 30, 2011 and shall renew automatically for additional five-year periods unless terminated by either party. For the year ended December 31, 2006, $305,400 of administrative fees has been charged to the Company under this Agreement.

In conjunction with the Agreement, the Parent has a lease for office space, which expires May 31, 2010. Rent expense for the year ended December 31, 2006 was approximately $30,000. The Company utilizes this space and, during 2006, bore the Parent's annual rent under such lease as part of the Agreement. At December 31, 2006 future minimum annual rental payments under the terms of the lease are approximately as follows:

Year Ending December 31,		
2007	$	29,000
2008		31,000
2009		32,000
2010		13,000
	$	105,000

5. Income taxes

The income tax benefit for the year ended December 31, 2006 is summarized as follows:

	Current		Deferred		Total
Federal and state taxes	$	-	$ (20,100)	$	(20,100)

At December 31, 2006, the Company has net operating loss carry forwards approximating $175,000 which gives rise to a deferred tax asset. Due to the uncertainty regarding the utilization of such carry forwards, the deferred tax asset has been fully reserved.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(i) and sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. Off-balance sheet and concentration risk

Pursuant to its clearance agreement, the Company may introduce securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are to be carried on the books of the clearing broker. In accordance with the clearance agreement the Company will indemnify the clearing broker for losses if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker will monitor collateral on the customers' accounts. If the Company were to initiate trading with the clearing broker, a security deposit of $25,000 would be required.

In the normal course of business, the Company's customer activities will involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in a financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

8. Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. For the year ended December 31, 2006, the Company had a net loss of approximately $216,000 and the Company and its Parent are thinly capitalized. In addition, there are certain liabilities recorded on the Parent's books that are potentially in excess of the net realizable assets of the Parent. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management's near and long-term operating strategies focus on marketing to potential clients and eliminating expenses. The Company may also receive additional capital should its Parent be successful in raising capital from investors. Accordingly, the Company's ability to continue as a going concern is dependent upon its adherence to these goals as well as its ability to develop working capital and attain future profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

9. Major customer

During 2006, 100% of the private placement and consulting fees was derived from three customers.

END